EXHIBIT 99.1



Telkom SA Limited
 (Registration Number 1991/005476/06)
 ISIN ZAE000044897
 JSE and NYSE Share Code TKG
 ("Telkom")


Telkom announces its intention to reduce ADSL prices and international private leased circuits from 1 August 2005


On 1 August 2005, Telkom will reduce prices for its monthly ADSL subscription prices as follows:




                         March 2005            August 2005           % change
                         ZAR                   ZAR
--------------------------------------------------------------------------------
HomeDSL 192              329                   270                   (17.9)
HomeDSL 384              449                   359                   (20.0)
HomeDSL 512              599                   477                   (20.4)
BusinessDSL 512          699                   477                   (31.8)
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Prices for international private leased circuits (IPLCs) will be reduced by 28%
from 1 August 2005, following the 23% reduction during 2004.





Johannesburg


2 June 2005